The Universal Institutional Funds, Inc.

522 Fifth Avenue

New York, NY 10036

April 12, 2010

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Patrick F. Scott

Re:	The Universal Institutional Funds, Inc.
(File No. 333-03013; 811-07607)

Dear Mr. Scott:

Thank you for your telephonic comments regarding the registration statement on Form N-1A for The Universal Institutional Funds, Inc. (the “Fund”) filed with the Securities and Exchange Commission (the “Commission”) on February 5, 2010 incorporating changes to the Prospectuses of the various portfolios of the Fund (the “Portfolios”) and Statement of Additional Information in compliance with changes to Form N-1A that came into effect in February 2009. Below, we describe any necessary changes made to the registration statement in response to the Staff’s comments and provide responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in Post-Effective Amendment No. 36 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about April 12, 2010.

GENERAL COMMENTS TO THE PROSPECTUSES

Comment 1.	Please consider simplifying the Portfolios’ investment objectives to remove references to investing in specific securities, as appropriate.

Response 1. We respectfully acknowledge your comment; however, the Portfolios’ investment objectives are fundamental and cannot be changed without approval by a Portfolio’s shareholders.

Comment 2.	Please delete from the introduction to the Fee Table the statement that the Portfolios do not charge any sales loads or other fees since the insurance companies may charge fees.

Response 2. We have revised the disclosure to clarify that the insurance companies may charge additional fees.

Comment 3.	Pursuant to General Instruction C. 3.(b) of Form N-1A, the information required by Items 2 through 8 of Form N-1A may not include disclosure other than that required or permitted by those items. Please ensure that the footnotes following the Fee Table are required or permitted by the Form.

Response 3. We believe that the footnotes to the referenced table are either specifically permitted by Form N-1A or explanatory in nature and do not alter or add to the disclosure permitted in the Fee Table.

Comment 4.	Please confirm that the disclosure in the Fee Table and corresponding footnotes regarding advisory fee waivers conforms to the requirements of Form N-1A.

Response 4. We have revised the disclosure regarding advisory fee waivers in the Fee Table and corresponding footnotes to conform to the requirements of Form N-1A.

Comment 5.	In response to Item 4(b)(2)(i) of Form N-1A, if applicable please include a statement explaining that updated performance information is available and providing a Web site address and/or toll-free (or collect) telephone number where updated information may be obtained.

Response 5. The disclosure has been revised accordingly.

Comment 6.	Please revise the Average Annual Total Returns Table so that the headings in the columns become headings in the rows and the headings in the rows become headings in the columns consistent with Item 4 of Form N-1A.

Response 6. We respectfully acknowledge your comment; however, we believe that the substance of the disclosure complies with Item 4 of Form N-1A and is not misleading to investors.

Comment 7.	Please ensure that all principal strategies discussed in response to Item 10 are summarized in response to Item 4 requirements and that each principal investment strategy has a corresponding principal risk. Please also ensure that the information included in response to Item 4 is adequately summarized.

Response 7. The disclosure has been revised accordingly.

Comment 8.	Please consider splitting the disclosure describing the risks of investing in foreign and emerging market securities.

Response 8. We respectfully acknowledge your comment; however, we believe that the current disclosure is appropriate.

Comment 9.	Please confirm that each Portfolio’s broad-based securities market index complies with Form N-1A.

Response 9. Each Portfolio’s broad-based securities market index complies with Form N-1A.

COMMENTS ON CORE PLUS FIXED INCOME PROSPECTUS

Comment 10.	Please consider adding frequent trading as a principal risk of investing in the Portfolio. Please also consider whether additional disclosure is necessary in the “Shareholder Information—Frequent Purchases and Redemptions of Shares” section with respect to the Portfolio’s investments in thinly traded securities.

Response 10. The disclosure has been revised accordingly.

COMMENTS ON EMERGING MARKETS DEBT PROSPECTUS

Comment 11.	Please consider whether additional information with respect to the Portfolio’s investments in a particular sector is appropriate.

Response 11. We respectfully acknowledge your comment; however, we believe that the current disclosure is adequate.

COMMENTS ON EQUITY AND INCOME PROSPECTUS

Comment 12.	The “Principal Risks” section includes disclosure relating to the risks of investing in small and medium capitalization companies. Please either remove this disclosure from the “Principal Risks” section or include such investments in the “Principal Investment Strategies” section of the prospectus.

Response 22. Disclosure has been added to the “Principal Investment Strategies” section.

COMMENTS ON INTERNATIONAL GROWTH EQUITY AND INTERNATIONAL MAGNUM PROSPECTUSES

Comment 13.	Please revise the disclosure to clarify that at least 40% of the Portfolio’s assets will be invested outside the United States. See Investment Company Act Release No. 24828 at footnote 42 (Jan. 17, 2001).

Response 23. Consistent with footnote 42 to the release adopting Rule 35d-1 (Release No. IC-24828, January 17, 2001), each Portfolio intends to invest its assets in investments that are economically tied to a number of countries throughout the world.

As you have requested and consistent with Commission Release 2004-89, the Fund hereby acknowledges that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 296-6983 (tel) or (646) 452-4799 (fax). Thank you.

Best regards,

/s/ Tara Farrelly
Tara Farrelly